Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

July 15, 2013

VIA EDGAR AND ELECTRONIC MAIL

Ms. Peggy Kim Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549

Re:	Quality Systems, Inc. (“Quality Systems” or the "Company") Preliminary Proxy Statement filed by Clinton Group et al. Filed July 3, 2013 File No. 1-12537

Dear Ms. Kim:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (“Clinton”), Scott Douglass Decker, Hadley C. Ford, Jonathan C. Javitt, James Christopher Malone, Peter M. Neupert, Morris Panner and Paul Leroy Ruflin (each, a “Filing Person” and collectively, with Clinton, the “Filing Persons”), we are responding to your letter dated July 11, 2013 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on July 3, 2013 (the "Preliminary Proxy Statement"). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Clinton is filing a revised Preliminary Proxy Statement on Schedule 14A (the "Revised Proxy Statement"). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

For your convenience, we are emailing to your attention a copy of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Preliminary Proxy Statement

Reasons for Our Solicitation, page 5

1.	Please supplementally provide support for the following statements on pages 5 and 6:
•	“The Company’s peers and companies…have increased their median earnings per share 48%....”

The Filing Persons respectfully note that they have revised the foregoing disclosure to state that the Company’s peers and competitors1 have increased their median earnings per share 31% since the signing of the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”). Please see page 5 of the Revised Proxy Statement. In addition, the Filing Persons have provided supplemental support in Exhibit A demonstrating that the Company's peers and competitors increased their median earnings per share 31.5% over the period beginning February 17, 2009, the date the HITECH Act was signed, and ending March 31, 2013. The Filing Persons note that, over the period beginning December 31, 2008 and ending March 31, 2013, the Company's median earnings per share fell 11.7%.

•	“The stockholders of the Company’s peers and competitors have been rewarded with median total shareholder returns since the signing of ACA of 81%.”

The Filing Persons respectfully note that they have revised the foregoing disclosure to state that the stockholders of the Company’s peers and competitors have been rewarded with median total shareholder returns since the signing of the HITECH Act of 160%. Please see page 5 of the Revised Proxy Statement. In addition, the Filing Persons have provided supplemental support in Exhibit B demonstrating that over the period beginning February 17, 2009 and ending June 30, 2013, median total shareholder returns for the Company's peers and competitors were 160.4%.

•	“From the passage of the ACA through June 30, 2013, the Company’s stock (on a total return basis) is down 35%.”

___________________________________

1 As used throughout this response, the companies in the "peers and competitors" group are those companies listed in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed with the SEC on May 30, 2013 and the Company's preliminary proxy statement on Schedule 14A filed with the SEC on July 1, 2013. A copy of the supporting documentation providing the list of the companies constituting the peers and competitors group is attached hereto in Exhibit H.

The Filing Persons respectfully note that they have revised the foregoing disclosure to state that, since the passage of the HITECH Act, the Company’s stock on a total return basis has increased 6%. Please see page 5 of the Revised Proxy Statement. In addition, the Filing Persons have provided supplemental support in Exhibit C demonstrating that over the period beginning February 17, 2009 and ending June 30, 2013, the Company's stock on a total return basis has increased 6.3%.

•	“And from the day President Obama was first elected in 2008…the Company’s stock was essentially flat while the Russell 2000 Index increased by 79%, the S&P 500 increased by nearly 60%, and the peers and competitors produced total stockholder returns, on average, of 183%.”

In response to your comment, the Filing Persons note that over the period beginning November 4, 2008, the date on which President Obama was elected, and ending June 30, 2013, the value of the Company's stock increased by only 4.59% while the Russell 2000 Index increased by 79.04%, the S&P 500 increased by 59.71% and the Company's peers and competitors produced median total stockholder returns of 183%. A copy of the supporting documentation is attached hereto in Exhibit D.

•	“The Company’s stock has performed worse than every one of the peers and competitors since President Obama’s election.”

The Filing Persons respectfully note that they have revised the foregoing disclosure to state that the Company’s stock has performed worse than every one of the peers and competitors since President Obama’s election and since the signing of the HITECH Act. The Filing Persons note that over the period beginning November 4, 2008 and ending June 30, 2013, the percentage increase of the total stockholder returns of the Company's peers and competitors ranged from 23% to 895% while the Company's total stockholder returns over the same period increased by only 4.6% Over the period beginning February 17, 2009 and ending June 30, 2013 the percentage increase of the total stockholder returns of the Company's peers and competitors ranged from 13.7% to 891.8% while the Company's total stockholder returns over the same period increased by only 6.3%. A copy of the supporting documentation is attached hereto in Exhibit E.

•	“In fact, the Company’s stock has underperformed an index of its peers and competitors for the one-, two-, three-, four-, five-, six-, seven-, eight-, and nine-year periods and the year-to-date period, ended on June 30, 2013.”

In response to your comment, the Filing Persons have provided supplemental support in Exhibit F attached hereto showing the performance of the Company's stock versus an index comprised of its peers and competitors over each of the foregoing periods.

•	“Moreover, some investors are actively betting against the Company’s stock, with the so-called ‘short-interest’ in the stock 75% higher than the median among the peers and competitors, measured either as a percentage of shares outstanding or of average daily volume for the thirty days ended June 30, 2013.”

In response to your comment, the Filing Persons note that, for the thirty days ended June 30, 2013, the 'short interest' in the stock of the Company was 75.3% higher than the median among the Company's peers and competitors based on an average daily volume of 6.15 for the Company's peers and competitors and 10.78 for the Company. In addition, for the thirty days ended June 30, 2013, the 'short interest' in the stock of the Company was 77.2% higher than the median among the Company's peers and competitors based on a percentage of shares outstanding of 7.0% for the Company's peers and competitors and 4.0% for the Company. A copy of the supporting documentation is attached hereto in Exhibit G.

In order to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please also mark or highlight the supporting documents provided to identify the specific information upon which you rely.

2.	Please revise footnote (1) on page 5 to identify the companies in the “peer and competitors” group.

In response to your comment, the Filing Persons have revised footnote 1 to identify the companies in the "peers and competitors" group. Please see footnote 1 on page 5 of the Revised Proxy Statement.

3.	Regarding the analyst report excerpts that appear as bullet points on page 5 and the management statements that appear as bullet points on page 6, please revise to provide additional context for these statements. Please also supplementally provide copies of the analyst reports and transcripts or sufficient pages of information so that we can assess the context of the information upon which you rely.

In response to your comment, the Filing Persons have revised the disclosure on pages 5 and 6 of the Revised Proxy Statement to provide additional context for the analyst report excerpts and management statements. Relevant excerpts from the analyst reports and transcripts cited on pages 5 and 6 are attached hereto as Exhibit I.

4.	Please revise to reconcile the first sentence of the third paragraph on page 7 which refers to independent nominees with disclosure elsewhere which states that Mr. Decker is not independent.

In response to your comment, the Filing Persons have revised the foregoing disclosure to indicate that six of the seven Nominees will be independent directors if elected to the Board. Please see page 7 of the Revised Proxy Statement.

Background of the Proxy Solicitation, page 8

5.	Please revise to describe the substance of the discussions on June 24 and 26, 2013.

In response to your comment, the Filing Persons have revised the disclosure to describe the substance of the discussions between Clinton and two members of the Board. Please see page 8 of the Revised Proxy Statement.

Proposal 1—Election of Directors, page 9

6.	We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to your comment, the Filing Persons note that the Bylaws of the Company do not specify any requirements for the nomination of substitute or additional nominees. In our notice to the Company of our intent to nominate persons for election to the Board and present proposals at the Company's Annual Meeting, dated June 13, 2013 (the "Notice"), Clinton indicated that it retained the right to nominate additional nominees if more than nine directors are to be elected at the Annual Meeting and alternate nominees as chosen by Clinton if, due to death or disability, any Nominee or additional nominee is unable to stand for election at the Annual Meeting or for good cause will not serve. The Company has not objected to our retention of such rights. The Filing Persons believe that they have satisfied any advance notice requirements of the Bylaws by reserving their rights to provide such additional or substitute nominees.

In addition, the Filing Persons confirm that, should the Filing Persons lawfully identify or nominate substitute nominees before the meeting, the participants will filed an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal 4—Approval of an Amendment to the Company’s Bylaws to Provide for Certain Term

Limits for Directors, page 17

7.	Please revise to describe the effect of the amendment if approved and if Mr. Razin is re-elected.

In response to your comment, the Filing Persons have revised the foregoing disclosure to describe the effect of the amendment to the Bylaws to provide for certain term limits for directors of the Company, if approved, and if Sheldon Razin is re-elected. Please see page 17 of the Revised Proxy Statement.

Proposal 5—Approval of an Amendment to the Company’s Bylaws to Provide for a Term Limit

of Fifteen Years for the Position of Chairman of the Board, page 18

8.	Please revise to describe the effect of the amendment including whether the amendment applies prospectively, includes prior service, and whether the 15 years must be consecutive or not.

In response to your comment, the Filing Persons have revised the foregoing disclosure to describe the effect of Proposal 5, if adopted. Such revisions clarify that the amendment applies immediately upon its adoption and that prior service is to be counted towards the 15 year limit, the terms of which are not required to be consecutive. Please see page 18 of the Revised Proxy Statement.

Voting and Proxy Procedures, page 20

9.	We note that in the second paragraph on page 20 the disclosure states: “We intend to give notice to the Company of our intention to cumulate votes in the election of directors” but later states: “…we have provided notice of our intention to cumulate votes….” Please revise to clarify your intention and whether notice has been provided to the registrant.

In response to your comment, the Filing Persons have revised the foregoing disclosure to indicate that the Filing Persons intend to provide notice to the Company of their intent to cumulate votes in the election of directors to the Company. Please see page 20 of the Revised Proxy Statement.

10.	Please disclose the consequence that if a shareholder votes for seven nominees on the participants’ proxy card and cumulative voting is invoked, the use of discretionary authority to cumulate votes may result in a vote for fewer than seven nominees.

In response to your comment, the Filing Persons have revised the foregoing disclosure to state that, because cumulative voting has been invoked, if a shareholder votes for seven nominees on the Filing Person's proxy card, the use of discretionary authority to cumulate votes may result in a vote for fewer than seven nominees. Please see page 21 of the Revised Proxy Statement.

11.	Refer to the third paragraph on page 4 and the following statement: “You do not need to check the ‘FOR ALL’ box to allocate votes among all of our director nominees.” Please revise to affirmatively and clearly state how shareholders may provide allocation instructions to cumulate votes, if invoked, and how to withhold authority to cumulate votes with respect to one or more nominees.

In response to your comment, the Filing Persons have revised the foregoing disclosure to affirmatively and clearly state how shareholders may provide allocation instructions to cumulate votes and how to withhold authority to cumulate votes with respect to one or more Nominees. Please see page 20 of the Revised Proxy Statement.

Solicitation of Proxies, page 23

12.	We note your disclosure that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

In response to your comment, the Filing Persons hereby confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A on the date of first use.

13.	In your next amendment, please revise to fill in the costs of the solicitation incurred to date.

In response to your comment, the Filing Persons have revised the disclosure on page 23 of the Revised Proxy Statement to provide the cost of the solicitation incurred to date.

Information Concerning Quality Systems, page 23

14.	We note that this filing refers to the company’s proxy statement for certain information. We presume that you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to your intent in this regard.

In response to your comment, the Filing Persons have indicated, at page 23 of the Revised Proxy Statement, an undertaking to distribute to the stockholders a supplement containing the required information if the Company does not distribute its proxy materials to the Company's stockholders at least ten days prior to the Annual Meeting and if any required information is omitted from the Company's definitive materials when filed (or if such materials are not filed).

15.	We note the disclaimer in the last sentence: “…we do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements….” We refer to Exchange Act Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials. Please revise to remove this disclaimer.

In response to your comment, the Filing Persons confirm that they are responsible for the accuracy of disclosures made in their soliciting materials and have deleted the disclaimer included on page 23 of the Preliminary Proxy Statement.

Form of Proxy

16.	Please revise the proxy card to disclose that shareholders will be disenfranchised with respect to the two additional seats if they return your proxy card.

In response to your comment, the Filing Persons have revised the Form of Proxy to disclose that shareholders will not be able to vote for the two additional director seats if they return the Filing Persons' proxy card.

17.	Please revise to provide a means for security holders to specify how they would like their votes cumulated, if cumulative voting is invoked, and a means to withhold authority to cumulate votes with respect to one or more nominees.

In response to your comment, the Filing Persons have revised the Form of Proxy to provide on the back of the proxy card a means for security holders to specify how they would like their votes cumulated and a means to withhold authority to cumulate votes with respect to one or more Nominees.

18.	Please revise the description of proposal 4 to clearly and impartially identify the matter. Refer to Rule 14a-4(a)(3). In this regard, please revise proposal 4 to describe the length of the term limit.

In response to your comment, the Filing Persons have revised the description of Proposal 4 on the Form of Proxy Card to identify the length of the term limit.

***

Please do not hesitate to contact me at (212) 756-2208 or Marc Weingarten at (212) 756-2280 with any additional comments or questions.

Very truly yours,

/s/ David Rosewater
David Rosewater

Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 15, 2013

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.	CLINTON SPOTLIGHT MASTER FUND, L.p.

By:	Clinton Relational Opportunity, LLC, its investment manager	By:	Clinton Group, Inc., its investment manager

By:	/s/ John Hall	By:	/s/ Francis Ruchalski
	Name: John Hall		Name: Francis Ruchalski
	Title: Authorized Signatory		Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY, LLC	CLINTON GROUP, INC.

By:	/s/ John Hall	By:	/s/ Francis Ruchalski
	Name: John Hall		Name: Francis Ruchalski
	Title: Authorized Signatory		Title: Chief Financial Officer

/s/ George E. Hall	/s/ Scott Douglas Decker
George E. Hall	Scott Douglas Decker

/s/ Hadley C. Ford	/s/ Jonathan C. Javitt
Hadley C. Ford	Jonathan C. Javitt

/s/ Peter M. Neupert	/s/ James Christopher Malone
Peter M. Neupert	James Christopher Malone

/s/ Paul Leroy Ruflin	/s/ Morris Panner
Paul Leroy Ruflin	Morris Panner

Exhibit A

Exhibit B

Exhibit C

Exhibit D

Exhibit E

Exhibit F

Exhibit G

Exhibit H

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by Registrant ✱
Filed by a Party other than the Registrant ☐

Check the appropriate box:

✱Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a- 6(e)(2))**
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under §240.14a- 12

QUALITY SYSTEMS, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

✱No fee required
☐Fee computed on table below per Exchange Act Rules 14a- 6(i)(1) and 0- 11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0- 11 (set forth the amount on

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐Fee paid previously with preliminary materials.
☐Check box if any part of the fee is offset as provided by Exchange Act Rule 0- 11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of this filing:
(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

•Stephen K. Puckett - $330,000 (an increase from $290,000), effective June 1, 2012;
•Scott Decker - $405,000 (an increase from $371,000), effective November 24, 2012;
•Monte L. Sandler – $318,000 (an increase from $290,000), effective March 16, 2012
18

The Compensation Committee determines base salaries for our NEOs after reviewing a variety of factors. The weight given to each of these factors can vary from period to period and from individual to individual. The Compensation Committee does not allocate specific, predetermined weighting to the individual factors.

When evaluating the future contribution potential of an NEO, the Compensation Committee considers, as particularly meaningful, the NEO's historic contributions to our EPS and revenue, particularly in light of the highly competitive industry in which we operate. Significant weight also is given to the NEO's anticipated contributions to our future growth and profitability. To a lesser extent, the Compensation Committee takes note on an informal basis of the competitive rates of pay in the corporate community, generally, and the relative standing of our compensatory practices in a peer group of similarly sized healthcare information technology and business software companies. The composition of this peer group is based on revenue, market capitalization, number of employees and other available data. For fiscal year 2013, this peer group ("Peer Group") included the following companies:

•Omnicell Inc.
•HMS Holdings Corp.
•MedAssets, Inc.
•Advent Software, Inc.
•Tyler Technologies, Inc.
•Accretive Health, Inc.
•Blackbaud Inc.
•Concur Technologies, Inc.
•athenahealth, Inc.
•Computer Programs & Systems Inc.
•NetSuite Inc.
•Allscripts Healthcare Solutions, Inc.
•Medidata Solutions, Inc.

However, the Compensation Committee does not believe in relying solely on benchmarking with our Peer Group's compensation practices or positioning our NEOs at a particular percentile relative to a given peer group or index. Instead, reference to this Peer Group generally demonstrated the NEOs to be compensated at levels that the Compensation Committee deemed fair and reasonable in light of the Company's performance and current market position. The Compensation Committee also considered, and gave some weight, to more subjective evaluations and input from other Board members and executives reflecting upon the quality of each NEO's performance.

Cash Incentive Bonus

The following table sets forth the potential cash incentive bonus payable to each of our NEOs under the 2013 Executive Compensation Program:

Name	Potential Cash Bonus %	Potential Cash Bonus Amount
Steven T. Plochocki	50% of Salary	287,500
Paul A. Holt	50% of Salary	172,500
Daniel J. Morefield (1)	50% of Salary	93,750
Stephen K. Puckett	50% of Salary	165,000
Scott Decker (2)	50% of Salary	202,500
Monte Sandler	50% of Salary	159,000

(1) Mr. Morefield's Potential cash bonus amount was prorated for the number of months employed during fiscal year 2013.

(2) Mr. Decker forfeited his potential cash bonus upon his resignation from the Company.

Exhibit I

J.P.Morgan

North America Equity Research
23 May 2013

Quality Systems

Hope Springs Eternal: Lowering Our F2014 Outlook Despite Management Optimism

Uncertainty remains for Quality Systems and although management has 'hope and desire' for operating improvements to be realized in the next two to three quarters we remain conservative in our outlook for QSII. A lack of clarity on the outlook for F2014, combined with continued weakness in the System Sales segment and further investments needed in the inpatient business lead us to project F2014 EPS of just $1.05, up ~5% from $0.99 in F2013.

- **Weakness continues in both ambulatory and inpatient EHR sales.** Revenues in the ambulatory division were up ~3% in F4Q13, yet operating profit of $27.3 mil was down 3% y/y. As the company's largest segment (~75% of revenue) performance in this segment is key to driving overall earnings. For F2013 margins have deteriorated throughout the year (down ~400 bps) which led to 5% decline in operating profit. In the nascent inpatient business revenues have fallen off sharply throughout the year: 1Q13 revenues of $11.4 mil vs. 4Q13 revenues of $4.5 mil, this despite the May 2012 acquisition of ER system provider Poseidon. Overall F13 revenues declined by 9% in this segment, with operating profits turning to a loss of over $4 mil. Mgmt discussed implementation issues in this segment, and the necessity for additional investments to be made to future existing and future customers.
- **RCM continues to grow and now ~14% of company revenues.** RCM revenues were up 27.5% in the quarter to $16.1 mil, although down sequentially and still include some benefit from the April 2012 Matrix acquisition. Operating profits in this segment grew by over 70%. We expect continued growth in this segment to be a bright spot for the company overall if current growth rates can be sustained, yet we note that mid-teens operating margins are still less than of the Ambulatory division's ~35% rate.
- **We have lowered our outlook for F2014 and now project EPS of $1.05 (down from $1.24 prior).** We project revenues of $475 mil (up 3% y/y) driven by growth ~11% growth in Maintenance & Services revenue offset in part by 17% decline in System Sales revenues. Our operating income estimate of ~$90 mil (up 3.6% y/y) equates to a margin of 18.9% largely flat with F2013, as we believe continued investments will offset any leverage gained through further efficiencies in RCM business. We've attempted to model the impact from the R&D tax credit and use an average tax rate of ~30% for the full-year.

Underweight

QSII, QSII US
Price: $18.59

Price Target: $17.00

Healthcare Technology & Distribution

Lisa C. Gill AC
(1-212) 622-6466
lisa.c.gill@jpmorgan.com

Gavin Weiss
(1-212) 622-5451
gavin.s.weiss@jpmorgan.com

Michael Minchak, CFA
(1-212) 622-6506
michael.minchak@jpmorgan.com

J.P. Morgan Securities LLC

Price Performance

May-12
Aug-12
Nov-12
Feb-13
May-13
QSII share price ($)
RTY (rebased)

	YTD	1m	3m	12m
Abs	**7.1%**	6.7%	-1.2%	-36.9%
Rel	**-8.8%**	0.8%	-11.1%	-65.5%

Quality Systems, Inc. (QSII;QSII US)

FYE Mar	2011A	2012A	2013A	2014E (Prev)	2014E (Curr)
EPS ($)					
Q1 (Jun)	0.22	0.32	0.26	0.28	0.29
Q2 (Sep)	0.23	0.35	0.26	0.32	0.28
Q3 (Dec)	0.30	0.36	0.26	0.31	0.28
Q4 (Mar)	0.32	0.25	0.21	0.33	0.20
FY	1.07	1.28	0.99	1.24	1.05
CY	1.23	1.07	1.04	1.34	1.10
Bloomberg EPS FY ($)	1.05	1.32	1.10	-	1.20

Source: Company data, Bloomberg, J.P. Morgan estimates. EPS estimates inclusive of FAS123(R) expense. 'Bloomberg' above denotes Bloomberg consensus estimates. Note: numbers have been adjusted for the company's recent 2-for-1 stock split.

Company Data	
Price ($)	18.59
Date Of Price	23 May 13
52-week Range ($)	29.95-15.04
Market Cap ($ mn)	1,104.34
Fiscal Year End	Mar
Shares O/S (mn)	59
Price Target ($)	17.00
Price Target End Date	31-Dec-13

See page 4 for analyst certification and important disclosures.

J.P. Morgan does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision.

www.jpmorganmarkets.com

Citi Research
Equities

25 January 2013 | 8 pages

Health Care Technology (GICS) | Health Care Distribution & Technology (Citi)
North America | United States

Quality Systems, Inc (QSII)

Alert: Like a Bad Zombie Movie – QSII F3Q Results Flat-Line but They're Not Dead Yet

- Company Update

- **EPS Has Flat-lined:** Quality Systems again reported weak quarterly results. F3Q revenue and EPS missed consensus estimates as the decline in software license and hardware sales accelerated relative to last quarter, -38% compared to -26% in F2Q13. Total revenue was $114.5M compared to the consensus forecast of $119.2M, and EPS was $0.26 compared to consensus at $0.29. EPS has flat-lined at $0.26 for three quarters in a row.

- **Management Keeps Chasing Distractions:** QSII Management continues to face challenges that distract them from focusing on sales and execution. The recent board departure of longtime executive Pat Cline is a position that will need to be refilled. New COO Dan Morefield has the business in restructuring and right sizing mode as opposed to sales mode. We believe the company is facing accelerating customer churn. While HMA only recently announced its partnership with Athenahealth, Athena has already captured more than 250 of those providers. We fear that as physician groups continue to affiliate with health systems and move to the health system EHR, Quality will see customer churn in large chunks from customers like Scott & White, Banner, Baptist and Trinity.

- **NextGen Sales are Un-dead:** Total NextGen division revenue was flat y/y as the decline in license and hardware revenue was offset by lower margin maintenance and EDI revenue. While management highlighted small and midsize hospitals as a potential growth driver for Quality, segment revenue for Hospital Solutions declined 26% y/y. RCM showed some strength in the quarter off a small base with 35% y/y growth in revenue. Combined RCM, Maintenance, EDI, and other services revenue increased 20% y/y and now represent 75% of revenue, leaving the potential for revenue declines in license sales to have less impact on revenue growth going forward.

- **Maintain Sell –** We maintain our Sell rating on QSII shares. We plan to update our estimates after the 10Q is published. Given the high penetration rates in medium to large physician groups for EHR systems, a strong competitor for RCM business, and the consolidation of health systems threatening the customer footprint, we believe it will be difficult for Quality to reverse the negative trends in license sales and reestablish earnings growth. Our $13 target price is 12.5x our C2013 EPS estimate of $1.05.

Sell	**3**
Price (25 Jan 13)	US$18.90
Target price	US$13.00
Expected share price return	-31.2%
Expected dividend yield	3.7%
Expected total return	**-27.5%**
Market Cap	US$1,122M

Price Performance
(RIC: QSII.O, BB: QSII US)

USD
40
35
30
25
20
15
31 Mar
30 Jun
30 Sep
31 Dec

George Hill
+1-212-816-6106
george.r.hill@citi.com

Garen Sarafian
+1-212-816-5701
garen.sarafian@citi.com

Stephen Hagan
stephen.hagan@citi.com

See Appendix A-1 for Analyst Certification, Important Disclosures and non-US research analyst disclosures.

Citi Research is a division of Citigroup Global Markets Inc. (the "Firm"), which does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the Firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision.

PiperJaffray

COMPANY NOTE
October 26, 2012

Quality Systems (QSII)

Neutral

Disappointing Quarter; Significant Changes Needed To Reverse Trend

CONCLUSION

QSII reported disappointing revenue and earnings, which missed both our and consensus expectations. The System sales line was particularly weak and the quality of the earnings was poor as the company saw a nickel benefit from increased capitalized costs. With the declining pipeline and system sales, we believe the company has to undergo significant changes to reverse the recent trends and drive growth. Increased investments in R&D (capitalized) gives us hope that they are investing in a new platform but until we see evidence of the recent trend reversal, we prefer to be neutral. Trimming our target to $15 (from $16), due to decreased CY13 estimates.

- **Poor numbers; Pipeline continues to decline:** Reported revenues of $116m, $4m below our estimate and $3m below consensus. EPS was at $0.26, a penny below our estimate and $0.03 below consensus. Increased capitalization of R&D helped the bottom line by a nickel. System sales was very weak at $32.3m (down 15% y/y) and came in $6m below our expectations. Strong EDI and other services segment offset some of the weakness in the system sales but maintenance revenue growth continues to slow down (up 10% y/y, down from 22% in prior quarter). Pipeline continued to decline – down 19% y/y to $140m at the end of the quarter.

- **QSII model has to undergo a major transition.** With declining system sales and a declining pipeline, it's clear that QSII must undergo some significant changes to reverse recent trends and drive growth. We believe the major investments in capitalized software are related to an upcoming launch of a true SaaS platform, which (we hope) integrates an ambulatory and inpatient solution in the cloud, although the Company isn't providing much detail on this. We believe the stock will continue to lag as the model transitions from a license-driven model to a SaaS model, but without more detail from management on this, we are unable to recommend the stock at current levels. We'd like to hear more about the strategy at the upcoming analyst day (Nov 5).

- **System sales drop pressured margins:** Gross margins were down 640bp y/y mainly due to the drop in system sales gross margins, which dropped to 59.3% from 75.7% in the year ago quarter. On the operating expenses side, R&D saw a drastic cut in the quarter – down $2.3m sequentially (190bp drop) mainly due to the increased software capitalization, which increased by $7.4m. Net capitalization was at $5m (a nickel EPS benefit) after accounting for $2.4m amortization in the quarter.

RISKS TO ACHIEVEMENT OF PRICE TARGET

The potential for light quarter-to-quarter bookings, issues associated with customer implementations, competitive pricing, and a slowdown in HIT spending, as well as general industry, and company-specific dynamics.

COMPANY DESCRIPTION

Quality Systems, Inc. is a healthcare information technology company that provides software clinical, financial, and administrative solutions to the ambulatory and dental marketplaces.

PRICE: US$17.75
TARGET: US$15.00
12x Pro-Forma CY13E EPS of $1.26

Sean W. Wieland
Sr Research Analyst, Piper Jaffray & Co.
415 616-1710, sean.w.wieland@pjc.com

Mohan A. Naidu
Research Analyst, Piper Jaffray & Co.
312 267-5083, mohan.a.naidu@pjc.com

Changes	Previous	Current
Rating	—	Neutral
Price Tgt	US$16.00	US$15.00
FY13E Rev (mil)	US$484.8	US$474.0
FY14E Rev (mil)	US$507.5	US$497.3
FY13E EPS	US$1.15	US$1.11
FY14E EPS	US$1.28	US$1.23

52-Week High / Low	US$46.88 / US$15.04
Shares Out (mil)	59.4
Market Cap. (mil)	US$1,054.4
Avg Daily Vol (000)	947
Book Value/Share	US$5.38
Net Cash Per Share	US$1.97
Debt to Total Capital	0%
Div (ann)	US$0.70
Yield	3.94%
Fiscal Year End	Mar

Price Performance - 1 Year

Source: Bloomberg

YEAR	REVENUE (US$ m)								EARNINGS PER SHARE (US$)							
	Jun	Sep	Dec	Mar	FY	CY	FY RM	CY RM	Jun	Sep	Dec	Mar	FY	CY	FY P/E	CY P/E
2012A	100.4A	107.6A	112.8A	109.0A	429.8A	461.1E	2.5x	2.3x	0.32A	0.35A	0.36A	0.25A	1.28A	1.06E	13.9x	16.7x
2013E	118.2A	116.1A	113.3	121.3	474.0	490.8	2.2x	2.1x	0.26A	0.26A	0.28	0.30	1.11	1.22	16.0x	14.5x
2014E	122.4	122.3	124.9	127.8	497.3	—	2.1x	—	0.31	0.30	0.30	0.31	1.23	—	14.4x	—

Note: GAAP Estimates.

Piper Jaffray does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decisions. This report should be read in conjunction with important disclosure information, including an attestation under Regulation Analyst certification, found on pages 4 - 5 of this report or at the following site: http://www.piperjaffray.com/researchdisclosures.

Quality Systems, Inc.

Page 1 of 5

S&P CAPITAL IQ

Quality Systems Inc. Presents at Goldman Sachs 33rd Annual Global Healthcare Conference, Jun-05-2012 02:00 PM

~~Well, it's been very high. I mean, generally speaking this is not a small decision that they're making to implement EHR. I might sort of add, there's a lot of~~ -- if you look on the CMS website, you'd see the number of vendors that are out there. There's literally more than 350-plus vendors that are out there. If you look -- if you break it down, the top 5 have about 50% of everybody that's attested and gotten paid. If you go down to the top 10, you're talking about 3/4 of all the docs that have attested and got paid. So there's no question that there's going to be a shake out down the road amongst some of these vendors and it's going to benefit the bigger, more established players. And we intend to be one of those players and that's going to be still around for a long time. And not to bring up the greenfield word again, but I think that a couple of years from now or maybe even a year from now, I think there will be a replacement market for some of these smaller folks that just aren't going to last.

Sebastian Paquette
Goldman Sachs Group Inc., Research Division
And I'd like to touch on the greenfield and the smaller tech in a second, but really just focusing on that, on that segment, because I do think the acceleration is driving -- hospital acquisition of physician groups could be driving almost 40% of the activity in the EMR space, just by my estimates. And whether those are right or not, it seems like it's meaningful. And so when you see large populations of outpatients that are NextGen users around a very large hospital system which you don't currently serve typically, what is -- why wouldn't that be coming through more in your maintenance stream in terms of greater attrition rates? So what are you seeing as being a sticky factor to Quality Systems?

Paul A. Holt
Chief Financial Officer, Principal Accounting Officer and Executive Vice President
Well, there's -- when you think how -- the epic concern are the guys that you talk about the most in terms of having the most success out there in the large hospital space. So Cerner has an ambulatory product for many years and we have a number of customers that our hospitals that are pursuing a dual strategy. They're doing Cerner in the hospital and are doing NextGen outside of the hospital. So it's not a foregone conclusion that, that is going to automatically translate into kicking out the ambulatory vendor and just go with the hospital vendor. The only -- now Epic is a little different story. Epic is pursuing a strategy of not talking to other vendors and not being interoperable. And we don't think that that's a viable long-term strategy but it's what they're doing and it's not a -- it's going to take a while. When the hospitals makes a decision to implement Epic, you're talking about fairly lengthy implementation, which takes some time. So we're going to have to see -- it's going to be interesting to see Stage 2 of Meaningful Use. One of the requirements is interoperability. So, to try to go with the strategy that says we're not going to be interoperable is kind of running right smack in the face of what the intention, what the regulators are looking for. So it's going to be interesting how that plays out.

Sebastian Paquette
Goldman Sachs Group Inc., Research Division
Any other questions? All right, well, then maybe moving onto the low-tech. It seems that there's about maybe 20% of the market or so of these lower-tech providers, EMR providers. And can you just talk to the -- in the conversations you're having on their placement activity you're seeing, what is the timeframe when you expect kind of the bolus, let's say, if you do see a bolus of the placement activity in this population?

Paul A. Holt
Chief Financial Officer, Principal Accounting Officer and Executive Vice President
Yes, it's a little hard -- I mean, I think some of that would be tied to around to Stage 2 and Stage 3 Meaningful Use as they continue to raise the bar of what's required. And I think some of that also will play into the Accountable Care and the ability to manage a patient population, the ability to have Patient Portals, all those kinds of requirements that are coming down the pike are going to -- we think are going to contribute to shaking some of those smaller guys out. So it's hard to know exactly. We're talking about a 1 to 2 year time frame. So it'll be another interesting aspect of our business which is very dynamic and changes quite a bit and that makes it a very interesting place to be.

Sebastian Paquette
Goldman Sachs Group Inc., Research Division
Good. Moving on then to your RCM services. The competitors have shown it's possible to grow this business close to 30%. So just wondering what you need to do to with this business to improve the growth rates here and maybe your competitive positioning, because it does seem like you have a considerable opportunity to cross-sell into your existing EMR base. So walk us through what you need to do in order to drive increased growth.

Paul A. Holt
Chief Financial Officer, Principal Accounting Officer and Executive Vice President
Well, we need to execute on the things that we're talking about here with Accountable Care and developing products and services and being able to cross-sell those things into our marketplace. We know that there's a lot of opportunity in our revenue cycle world that we haven't, frankly, done a great job executing on. But we're seeing that turnaround and we're seeing a lot of momentum with our sales folks starting to really get behind and understand selling revenue cycle as opposed to software. And a huge opportunity inside our base and opportunity as well for new customers that we're bringing on. So I think it's a combination of those things that are going to help us drive more growth in the future.

Sebastian Paquette
Goldman Sachs Group Inc., Research Division
So it wasn't really the product offering issues, more of the lack of focus from the selling effort?

Paul A. Holt
Chief Financial Officer, Principal Accounting Officer and Executive Vice President
Yes. So initially, when we got into that business, we had a sales force that was obviously very, very good at selling software. But selling revenue cycle services is a slightly different game. You're -- there's nuances to it that aren't the same as software and some of the commission plans initially, I think, sort of kept the focus more on software as opposed to revenue cycle. But over time we've been able to get the training and get the emphasis and the focus better aligned. And we've had -- starting to see a lot of good success there in the last quarter and I think words are getting out that, hey, we can do this, this isn't hard to do. And the guy in the territory next door to me just pulled of some pretty impressive things and there's no reason why I can't do the same. So it's kind of fun to watch, really, to see some of the changes that are going on. And so we're excited.

Date Created: Jun-24-2013
Copyright © 2013, S&P Capital IQ, a part of McGraw Hill Financial.
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CAPITAL IQ
Quality Systems Inc., Q4 2013 Earnings Call, May 23, 2013

Quality Systems Inc. (NasdaqGS:QSII)

Earnings Call Transcript

Thursday, May 23, 2013 10:00 AM ET

Call Participants

Executives

Daniel J. Morefield
Chief Operating Officer and Executive Vice President

Gary Voydanoff

Monte L. Sandler
Executive Vice President of Nextgen Practice Solutions

Paul A. Holt
Chief Financial Officer, Principal Accounting Officer and Executive Vice President

Steven T. Plochocki
Chief Executive Officer, President and Director

Analysts

Bret D. Jones
Oppenheimer & Co. Inc., Research Division

David H. Windley
Jefferies & Company, Inc., Research Division

Evan A. Stover
Robert W. Baird & Co. Incorporated, Research Division

Gavin Weiss
JP Morgan Chase & Co, Research Division

George Hill
Citigroup Inc, Research Division

Glen J. Santangelo
Crédit Suisse AG, Research Division

Jamie Stockton
Wells Fargo Securities, LLC, Research Division

Jeffrey Garro
William Blair & Company L.L.C., Research Division

Michael Cherny
ISI Group Inc., Research Division

Richard C. Close
Avondale Partners, LLC, Research Division

Sean W. Wieland
Piper Jaffray Companies, Research Division

S&P
CAPITAL IQ
Quality Systems Inc., Q4 2013 Earnings Call, May 23, 2013

material changes of events, we will take another look at it. But I can tell you at this point, neither Paul nor I have that in our short-term radar.

Richard C. Close
Avondale Partners, LLC, Research Division
Okay. So when we think about -- obviously, it'll be a drag on earnings in the coming fiscal year because of the investments you're making in that unit. Is it mostly the investments that are resulting in the operating losses there? Or is it just overall the businesses because you're having to staff up implementations or having implementation issues that is causing the, I guess, losses in that?

Daniel J. Morefield
Chief Operating Officer and Executive Vice President
Well, again, as we've reported before, the analogy, I think, that we've used is that we had this huge early success in the number of sales, and we have been struggling with our capability to actually implement them. And the bottom line is that we haven't invested in enough to be able to handle that as well as we'd like to. So we're basically going back and have been in the process and continue to process to continue the investment to not only take care of the clients that we have today, but to capitalize on the material opportunities that we still see. The pipeline here is strong. The opportunity is strong, and this is one where those investments have a very specific return and accretive returns to the company as a whole. We have more training implementation work available for us today than we have people. And so therefore, every person I add in the training implementation work today is actually a net positive return for the company. So again, it comes back to we're dealing with some of the issues of the past, but we're really focused on investments in the future to make -- to continue to grow where we think is a great growth area for us.

Richard C. Close
Avondale Partners, LLC, Research Division
Okay. And the final question here, Steve, just a clarification in your comments with respect to, obviously, not providing formal guidance, but just -- I want to make sure I'm clear here. Did you say you hope to see some improvement 1 to 2 quarters out in the current fiscal year that we're entering now so...

Steven T. Plochocki
Chief Executive Officer, President and Director
I think, by the time, it'll take us a few quarters to get the front-end portion of the leads that are pouring in. As Gary indicated, our lead generation is up 110% versus a year ago. It takes 6 to 8 months for that lead flow to materialize down into our pipeline. So we're taking a conservative view that it'll take at least 2 quarters before we can actually show the type of positive improvements that we think will put us on a track from that point forward.

Operator
Our next question is from the line of Bret Jones with Oppenheimer.

Bret D. Jones
Oppenheimer & Co. Inc., Research Division
I wanted to touch base on the implementation margins and I'm just trying to make sure I understand this correctly. They were running at about 0%. And is this all a reflection of what's going on in the Hospital Solutions business? Or is this -- are you using third-party consultants? Are you having to give away man hours? Or have you just not gotten the chance to rightsize the ambulatory implementation side?

Paul A. Holt
Chief Financial Officer, Principal Accounting Officer and Executive Vice President
There's a number of factors, but I think hospital certainly is -- I think we've already been talking about the -- some of the challenges that we've been -- that we've had there and that certainly impacted the profitability on that particular revenue category. I think -- so it gets a little hard to generalize. On the ambulatory side, we've got -- but I'll let you -- you ought to know, though, that certainly it's not something -- we are paying attention to it and we do intend to drive higher margin there in that space. We have -- we are in some -- having some transition in the ambulatory world. You've seen what's been going on with the system sale and -- but we're also seeing that, that direction starts to turn around. So I think the full expectation is, for us, it's going -- going forward is to drive a higher level of profitability on that revenue category.

Bret D. Jones
Oppenheimer & Co. Inc., Research Division
So I guess, the question is, do you feel like the ambulatory implementation capacity or headcount is rightsized for the level of business you're seeing going forward? Or do you think -- you've talked about the funnel improving. I didn't know if you're going to have to add people or if we should expect some reductions in headcount?

Date Created: May-24-2013 10

S&P CAPITAL IQ
McGRAW HILL FINANCIAL

Quality Systems Inc. Presents at Morgan Stanley Global Healthcare Conference, Sep-11-2012 03:00 PM

Presentation

Unknown Analyst

Hi, everybody. Joining me on this next session is Paul Holt, CFO of Quality Systems. And just a disclosure, all important disclosures, including personal holdings in Morgan Stanley's disclosures appear on the Morgan Stanley website, www.morganstanley.com/researchdisclosures. Paul, good afternoon.

Paul A. Holt

Chief Financial Officer, Principal Accounting Officer and Executive Vice President

Thank you. It's good to be here.

Question and Answer

Unknown Analyst

Can you kick off the session with just an update on recent development within quality in light of Scott Decker stepping down?

Paul A. Holt

Chief Financial Officer, Principal Accounting Officer and Executive Vice President

Sure. So Scott Decker was the President of NextGen and he announced that he was taking another opportunity with a startup company in another state. And it's a new opportunity for him, it was -- we're excited for him, it was good to work with him, but he's off to his next endeavor and we wish him well.

Unknown Analyst

And what is the client reaction to his departure? When you have conversations with clients, do you think it's going to impact their decision?

Paul A. Holt

Chief Financial Officer, Principal Accounting Officer and Executive Vice President

I think it's hard to say. One individual can impact any decision like that around whether or not they're going to implement NextGen. I think there's a lot of people, there are able people in the company, and I think some of the changes that we've -- that we're doing internally are allowing us to make some internal promotions with some very respected and skilled folks. So we're kind of excited about that.

Unknown Analyst

So can you talk a little bit more, can you give us some color about the things you are doing internally?

Paul A. Holt

Chief Financial Officer, Principal Accounting Officer and Executive Vice President

Yes. So I'll give you one example. We are now making a change in terms of sales leadership, and we're going to centralize the sales function underneath one individual. And we're expecting to see a lot of good things come out of that, all synergies. And we were able to announce last quarter one particular deal that had all 3 products, dental, ambulatory and hospital. And we see a lot of opportunities there to cross-sell our products, not just to new customers but into our existing customer base. So there's a lot of good reasons to centralize the sales force, cross-selling is certainly a real big one.

Unknown Analyst

And can you talk a little bit about what are the overall trends that you're seeing in the marketplace? We're getting some conflicting data points from different players in the market. Some would indicate that there's some market share switches, some would indicate that there might be some slowdown in overall demand. What are you seeing in the marketplace and how do you think about the overall demand in the market?

Paul A. Holt

Chief Financial Officer, Principal Accounting Officer and Executive Vice President

Yes. Well, if you look at the last couple of quarters that we had, you can't deny that we had some off quarters. And look at our pipeline number from last quarter, you see what happened there. It's a very dynamic space, there's a lot of change taking place. And anytime you have a lot of uncertainty in a market, that can slow things down. So I'll give you one example. There's a lot of consolidation taking place, a lot of physicians being -- trying to figure out where they're going to be in a new world of accountable care and pay for performance as opposed to fee-for-service kind of world. Now some of them may end up being aligned with a hospital, some of them may be aligned or approaches by a payer group and some of them may end up being part of a larger group of physicians. You've got -- all 3 of those are taking place in the market today. And we've also just announced some -- we haven't, but CMS has announced the final rules for Stage 2 of Meaningful Use. So that certainly -- we're hoping it will help reduce some of the uncertainty that's out there. We've also -- ICD-10 is another really big deal. We've got some [indiscernible] delayed out into 2014. But I think any kind of reduction in the amount of uncertainty is certainly going to be helpful to our market.

Unknown Analyst

So you touched upon consolidation in hospitals buying physician practices. When you think about your book of business in that context and when you think about growth opportunities going forward, how do you balance the 2? How are you thinking of expanding beyond that kind of like core physician market?

Paul A. Holt

Chief Financial Officer, Principal Accounting Officer and Executive Vice President

Yes. So we have a hospital position that has been really doing lights out in terms of sales performance. It's still not a huge piece of our overall business, but it's one that has a lot of opportunity. So we entered the small hospital space and found it to be very underserved, and we're able to get a lot of traction out of our ambulatory product and our brand name. So there's still a great there of deal of opportunity there in that space and there's also opportunities to cross-sell our ambulatory products as many -- often, those smaller hospitals have physicians that they either own or are closely aligned with. So we're seeing a lot of joint deals coming out of that arena. There's also other opportunities that have yet to really be fully exploited and that's

Date Created: Jun-24-2013
Copyright © 2013, S&P Capital IQ, a part of McGraw Hill Financial.
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CAPITAL IQ
Quality Systems Inc., Q4 2012 Earnings Call, May 17, 2012

Quality Systems Inc. (NasdaqGS:QSII)

Earnings Call Transcript

Thursday, May 17, 2012 10:00 AM ET

Call Participants

Executives

Donn E. Neufeld
Executive Vice President of Electronic Data Interchange (EDI) & Dental

Monte L. Sandler
Executive Vice President of Nextgen Practice Solutions

Paul A. Holt
Chief Financial Officer, Principal Accounting Officer and Executive Vice President

Scott D. Decker
Former President of NextGen Healthcare Information Systems Division

Steve K. Puckett
Chief Technology Officer

Steven T. Plochocki
Chief Executive Officer, President and Director

Analysts

Alexander Y. Draper
Raymond James & Associates, Inc., Research Division

Anthony V. Vendetti
Maxim Group LLC, Research Division

Atif A. Rahim
JP Morgan Chase & Co, Research Division

Bret D. Jones
Oppenheimer & Co. Inc., Research Division

Brian M. Delaney
EnTrust Capital Inc.

Charles Rhyee
Cowen and Company, LLC, Research Division

Constantine Davides
JMP Securities LLC, Research Division

David H. Windley
Jefferies & Company, Inc., Research Division

David Larsen
Leerink Swann LLC, Research Division

Donald Hooker
Morgan Stanley, Research Division

George Hill
Citigroup Inc, Research Division

Gregory T. Bolan
Sterne Agee & Leach Inc., Research Division

Mark Simon Fife
Entrust Partners LLC

Richard C. Close
Avondale Partners, LLC, Research Division

Date Created: May-24-2013
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CAPITAL IQ
Quality Systems Inc., Q4 2012 Earnings Call, May 17, 2012

Atif A. Rahim
JP Morgan Chase & Co, Research Division
Okay, understood. So the services components, I guess, are not being billed ahead of time now? Or they are being billed, you're just not collecting the cash or the payment?

Paul A. Holt
Chief Financial Officer, Principal Accounting Officer and Executive Vice President
No. So what I'm saying is if you have a contract where you -- you've contracted out for x amount of services but we're saying, hey, they're going to be billed as they're being rendered. So we're not defining -- we're not saying that you -- there is any amount owed today, that's going to be owed as services are rendered. So we're not going to record something like that on the balance sheet. That's really more of a backlog.

Operator
The next question is from the line of Dave Windley with Jefferies & Company.

David H. Windley
Jefferies & Company, Inc., Research Division
There's been some discussion -- some questions about trying to get some clarity on segment revenue contribution to 2013. I was hoping I could approach that more from a gating of total revenue in 2013. So I guess the essence of the question is, will -- if we leave 4Q of '12 at a 12% growth rate and we're going to 22% at the midpoint, should we expect that to kind of steadily move higher through the quarters? Or is this first quarter going to be a very high growth rate because of the slippage into 1Q of '13? I'm just trying to get a sense for how you would expect that growth rate to gate over the course of the 4 quarters of the year.

Steve K. Puckett
Chief Technology Officer
Yes. So I appreciate that question. As I was saying, quarters are difficult to predict, because of the timing of arrangements. Certainly, that last quarter was exhibitive of that. And as Steve mentioned, there are -- we do have good opportunities that we're working on in the June quarter. But I have always tried to point people to please judge us on an annual basis, a more long-term basis, and I'm not -- and I would not want to you to sort of try to model out some kind of a monster quarter in the June quarter. Although let me also take that -- we're going to -- we're working as best we can, and I'm not trying to take you off in sort of like a downgrading of any expectations about June. All I would like to say is I really don't like to try to get into the timing of individual contracts and really sort of speak more to an annual basis. So let's just do that. And certainly, though, let me roll back as well. I don't want you to miss the fact, though, that we do have some great opportunities that we're working on, and I think we've gotten a great head start here in the June quarter. But I think we live in Missouri, let's call it the Show Me State.

David H. Windley
Jefferies & Company, Inc., Research Division
Then maybe more conceptually, the comments on this call and your characterization in the press releases has been about slippage of specific deals and some revenue recognition change or delay. But in, I think, some recent conference commentary, Steve, you've talked about Supreme Court kind of -- the kissing cousins of ACA and HITECH, and what sounds to me like more multi-quarter overhangs than one-time slippage over the end of the quarter deal closures, and I was hoping that you could kind of reconcile those 2 thought processes.

Steven T. Plochocki
Chief Executive Officer, President and Director
Yes. What I said at the conference was that in many of our larger-deal opportunities, which are, as one would expect, are highly contested, that we've seen some extension of our closure cycles. Inclusive in that is the fact that if you noticed many of the deals that we closed, especially ones that we've announced recently, you'll note that it includes and incorporates many product lines, which could be contributing to that by the way. So I'm not saying all deals. I'm saying many of the deals that can make the biggest difference. And that's how I characterize that. Now I'm not saying that that's going to happen every quarter. I'm not saying that that's not going to happen every quarter. What I am saying is that many of the deals that we had earmarked for our March end quarter, unfortunately, didn't get done in March end quarter. Many of those have already been done, we've already announced them, and there's others that are in the process of being completed as well. And as Paul said, it's very difficult to gauge from quarter-to-quarter. And as I said in some of my statements, I've been on the board of the company for 8 years, I've been close to the company for 10 years. And you go back for that 10-year period and you will see, every 4 to 6 quarters, something like this happens. However, during that same 10-year period, the company delivered a 4,100% return to the shareholders. So I don't know how else to characterize that. We wish our crystal ball was precise 100% of the time. Unfortunately, it's not. What the takeaway from this is that if the fundamentals have changed, that'd be a different story. But our fundamentals haven't changed. Our pipeline keeps growing. Categories 1 and 2 are very deep and vibrant for us this

Date Created: May-24-2013
19

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CAPITAL IQ
Quality Systems Inc., Q4 2013 Earnings Call, May 23, 2013

Quality Systems Inc. (NasdaqGS:QSII)

Earnings Call Transcript

Thursday, May 23, 2013 10:00 AM ET

Call Participants

Executives

Daniel J. Morefield
Chief Operating Officer and Executive Vice President

Gary Voydanoff

Monte L. Sandler
Executive Vice President of Nextgen Practice Solutions

Paul A. Holt
Chief Financial Officer, Principal Accounting Officer and Executive Vice President

Steven T. Plochocki
Chief Executive Officer, President and Director

Analysts

Bret D. Jones
Oppenheimer & Co. Inc., Research Division

David H. Windley
Jefferies & Company, Inc., Research Division

Evan A. Stover
Robert W. Baird & Co. Incorporated, Research Division

Gavin Weiss
JP Morgan Chase & Co, Research Division

George Hill
Citigroup Inc, Research Division

Glen J. Santangelo
Crédit Suisse AG, Research Division

Jamie Stockton
Wells Fargo Securities, LLC, Research Division

Jeffrey Garro
William Blair & Company L.L.C., Research Division

Michael Cherny
ISI Group Inc., Research Division

Richard C. Close
Avondale Partners, LLC, Research Division

Sean W. Wieland
Piper Jaffray Companies, Research Division

Date Created: May-24-2013

1

S&P
CAPITAL IQ
Quality Systems Inc., Q4 2013 Earnings Call, May 23, 2013

opportunity to invest in our products and our growth initiatives, which Gary and Monte will speak to later. As part of Gary's remarks, he will include the operating metrics that I have provided the last 2 quarters.

Now I want to take just a few moments and talk about the Hospital Solutions division. As outlined in our press release, we performed a comprehensive review of the business unit. From the review, we made the decision to increase our investment in this important line of business that has resulted in short-term operating losses and the need to take an impairment charge. While our operating results have reflected our growing pains, we continue to add customers and cross-sell to our existing customers. The small hospital market is strategically important to us, as about 60% of our clients also have installed ambulatory products.

We made the decision early this year that our overall company technology initiatives were so important that we had to find a way to allow Steve Puckett to focus exclusively on his CTO roles. Accordingly, and in connection with that plan, at the beginning of this quarter, we shifted his responsibilities away from the Hospital Solutions division to allow him to be a full-time CTO. I have assumed day-to-day operating responsibilities of the Hospital Solutions division and led the review discussed earlier. Last quarter, we closed multiple new deals. In all cases, we were replacing existing systems by other providers.

In closing, we believe in this business unit and are taking the steps necessary to ensure we have a growing and profitable division. With that, I'm going to turn the call over to Monte Sandler.

Monte L. Sandler
Executive Vice President of Nextgen Practice Solutions
Thanks, Dan. Good morning, everyone. RCM Services had a busy fourth quarter with many things to report. We had our strongest quarter-to-date of booking new contracts, and I'm pleased that we are seeing significant progress as it relates to our sales and marketing restructure over the past 2 quarters. To that end, we have recently added 2 new RCM sales directors in an effort to drive continued growth to our business unit. As a reminder, the RCM sales directors are part of and support the 112 quota-carrying reps that Gary will report shortly.

For the fiscal year, revenue and operating income grew 28% and 40%, respectively. We have seen continued operating margin expansion over the past 3 fiscal years by scaling the business and finding ways to be better, smarter and faster in our service delivery. Our backlog of signed deals not fully implemented remains strong as a result of strong sales, and our sales pipeline continues to grow at record levels. We signed a record number of deals in the fourth quarter, all of them selected RCM Services to help them reduce cost, optimize revenue and maximize the use of the NextGen product suite.

Of particular note, Physical Rehabilitation Network was a multiple product sale, including NextGen EHR, EPM, NextPen and consulting services, all delivered as part of our RCM Service offering. It's a 5-year contract that is 100% recurring revenue. We expect PRN to double in size in the next 3 to 5 years. We also announced the T-System contract in the fourth quarter. T-System selected NextGen EPM for their emergency department RCM division in large part because of the NextGen RCM Services best practice methodology and implementation support. This is another 100% recurring revenue contract that we will expect -- that we expect will grow in the future as the T-System RCM business expands its footprint in the emergency department RCM space.

As reported at our recent Analyst Day, we expect to see many more deals like these in the future as we continue to grow our recurring revenue concentration beyond the 73% of total revenue reported earlier by Paul.

We continue to see that practices are concerned about their financial future as a result of pressures from ACA reforms, declining reimbursement and risk contracting. Our tailored RCM Services driven by people, process and technology make us a great solution to help providers, position themselves successfully for future health care reimbursement models. In anticipation of the adoption of ICD-10, we believe that providers will require solutions to assist them with proper coding in their medical services. As a result, we also recently announced our partnership with Aviacode, a leader in quality focused, cloud-delivered medical coding services to assist our providers with outsourced coding services similar to our revenue cycle outsourcing model.

I'm confident that we remain well positioned to help our providers navigate the changing environment and optimize our revenue cycle with our full-service, all-payer, best practice solution that is built on NextGen's industry-leading software platform.

Thank you for your time and interest in our company. I will now turn things over to Gary Voydanoff, EVP, Sales and Marketing.

Gary Voydanoff
Thanks, Monte. Good morning, everyone. As discussed at our Analyst Day in May, the focus has been on using our entire sales force to cross-sell our complete product suite into our client base, to seek out multiproduct new sales,

Date Created: May-24-2013 5

S&P
CAPITAL IQ
Quality Systems Inc., Q3 2013 Earnings Call, Jan 24, 2013

Quality Systems Inc. (NasdaqGS:QSII)

Earnings Call Transcript

Thursday, January 24, 2013 10:00 AM ET

Call Participants

Executives

Daniel J. Morefield
Chief Operating Officer and Executive Vice President

Donn E. Neufeld
Executive Vice President of Electronic Data Interchange (EDI) & Dental

Monte L. Sandler
Executive Vice President of Nextgen Practice Solutions

Paul A. Holt
Chief Financial Officer, Principal Accounting Officer and Executive Vice President

Steve K. Puckett
Chief Technology Officer

Steven T. Plochocki
Chief Executive Officer, President and Director

Analysts

Andrew O'Hara

Bret D. Jones
Oppenheimer & Co. Inc., Research Division

Charles Rhyee
Cowen and Company, LLC, Research Division

Gavin Weiss
JP Morgan Chase & Co, Research Division

George Hill
Citigroup Inc, Research Division

Gregory T. Bolan
Sterne Agee & Leach Inc., Research Division

Jamie Stockton
Wells Fargo Securities, LLC, Research Division

Michael Cherny
ISI Group Inc., Research Division

Richard C. Close
Avondale Partners, LLC, Research Division

Ricky Goldwasser
Morgan Stanley, Research Division

Sean Dodge
Jefferies & Company, Inc., Research Division

Date Created: May-24-2013
1

S&P
CAPITAL IQ
Quality Systems Inc., Q3 2013 Earnings Call, Jan 24, 2013

Monte L. Sandler
Executive Vice President of Nextgen Practice Solutions
This is Monte. It still remains well. It's in the single digits. Again, with our reorganization of the sales and the company, our focus is to continue to penetrate that customer base. So we see large opportunity to continue to grow both within the existing customer base as well as net new customers that are out in the market looking for our services.

Charles Rhyee
Cowen and Company, LLC, Research Division
Do you have a percentage for the number of the new engagements in the quarter? Like how many of your new client wins include both EHR, practice management and RCM?

Monte L. Sandler
Executive Vice President of Nextgen Practice Solutions
I don't know if we have that for you. I think we could take that one as a follow-up. I'll tell you, from the RCM perspective, the majority of the deals that we're working on are within the existing customer base, and we continue to be part of the discussion on net new opportunities as well.

Steven T. Plochocki
Chief Executive Officer, President and Director
And just a follow-up to that, Charles, the restructuring and consolidation of our sales organization under a singular head is specifically going to benefit us in the cross-selling opportunities and the multiproduct selling opportunities. We have been disappointed in the past in our ability to do that, and now we're going to see -- we believe we're seeing the beginning signs of some really strong traction in terms of our 120-salesperson organization doing a much better job of cross-selling into our large installed base as well as doing more multiproduct sales. This is going to be a key part of our strategy on a going forward basis, and I'm starting to like the progress we're making as more and more of our sales organization gets cross-trained in these respective areas.

Operator
Our next question is from the line of Gavin Weiss with JPMorgan.

Gavin Weiss
JP Morgan Chase & Co, Research Division
If I look at the sales force, headcount went down slightly. But if I look at staff or sales per rep, that's obviously down significantly. And the pipeline doesn't really seem to be picking up here. What's really holding the sales force back? Is it, it's still customer demand is waiting for more clarity and what they choose going forward, or is it just that you're still ramping up the new sales structure?

Daniel J. Morefield
Chief Operating Officer and Executive Vice President
Yes, this is Dan. I'm going to take a quick shot at that. First of all, we don't see the change in commission salesperson number to be material. The difference between 110 and 112 is really not a material number. It'll fluctuate depending on hiring patterns and so forth. To your second question, we have been relatively straightforward in highlighting that the reduction in large software sales has been declining as the adoption rate, or the adoption has -- into that specific market, the penetration has continued to go up. And so the natural math will then be that we'll see a greater deal of smaller sales reflected in the sales force. It -- I would look at it just as a macro trend from an industry as a whole and one where -- consistent with everything that we have said and announced.

Gavin Weiss
JP Morgan Chase & Co, Research Division
Okay. And then in terms of your Medline partnership, will you be training their sales force? Or how will that work going forward?

Steven T. Plochocki
Chief Executive Officer, President and Director
Yes, in Medline, right now -- we're right now actively engaged with Medline in cross-training their 1000-plus sales organization and our 112-plus sales organization. So we're right now on the throes of that cross-training, both ways.

Gavin Weiss
JP Morgan Chase & Co, Research Division
Okay. And have you seen any ramp-up in that yet or is it still to come?

Date Created: May-24-2013
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1 As used throughout this response, the companies in the "peers and competitors" group are those companies listed in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed with the SEC on May 30, 2013 and the Company's preliminary proxy statement on Schedule 14A filed with the SEC on July 1, 2013. A copy of the supporting documentation providing the list of the companies constituting the peers and competitors group is attached hereto in Exhibit H.